Ossen Innovation Announces Fourth Quarter and Full Year 2013 Financial Results

To Host Conference call at 8:30 a m ET on April 30, 2014

SHANGHAI, April 29, 2014 /PRNewswire-FirstCall/ -- Ossen Innovation Co., Ltd. ("Ossen" or the "Company") (Nasdaq: OSN), a China-based manufacturer of an array of plain surface, rare earth and zinc coated pre-stressed steel materials, today announced its financial results for the three months and twelve months ended December 31, 2013.

"Although Ossen experienced a slight decline in revenue for the full year ended December 31, 2013, I am pleased to announce that we improved our gross profit, gross margin and net income for the year by increasing sales of our higher margin products, namely our rare earth coated PC wires and strands" said Dr. Liang Tang, Chairman of Ossen Innovation. "The market for steel materials used in infrastructure projects in China remained challenging in 2013. However, we were able to sell our rare earth coated products at competitive prices in 2013 as our rare earth coating technology enabled us to use lower grade raw material, without compromising quality or safety, thereby lowering overall costs compared to our competitors."

"Ossen also continues to be a leading innovator. We are well known within our industry in China for providing high quality products in terms of our superior anti-corrosive characteristics, durability, performance and cost effectiveness, compared to our competitors' products. Ossen is currently developing new zinc-aluminum rare earth coated prestressed steel products which we believe will gain widespread acceptance in the infrastructure marketplace based on the fact that a couple of large bridges are being built using zinc-aluminum coated prestressed steel products. If successfully launched, this product line will be used primarily in large bridge construction projects due to its longer lifespan, better adhesion, greater strength and anti-corrosive properties," continued Dr. Tang.

"Finally, we announced several contract wins in the fourth quarter of 2013 and began delivering finished product in the first quarter of 2014. The Company remains optimistic that the market for steel materials used in infrastructure projects in China will improve in 2014, provided that Chinese banks do not experience a shortage of liquidity as in June 2013, and we believe that Ossen is well-positioned to take advantage of these opportunities and continue to be a market leader and innovator," concluded Dr. Tang.

Financial Summary
(in millions ex- EPS)	Q4 2013	Q4 2012	Chg.	FY 2013	FY 2012	Chg.
Revenue	$42.0	$27.4	+53%	$113.9	$122.4	-7%
Gross Profit	$3.0	$3.1	0%	$11.5	$10.8	+7%
Net Income*	$1.2	$1.3	-9%	$3.6	$2.4	+53%
EPS	$0.06	$0.07	-14%	$0.18	$0.12	+50%
Shares Outstanding	19.9	19.9	0%	19.9	19.9	0%
*Net income attributable to Ossen Innovation Co., Ltd.

Fourth Quarter Ended December 31, 2013 Financial Results

Revenue for the three months ended December 31, 2013 was $42.0 million, up 53% from the same period a year ago. Sales of coated pre-stressed steel materials, including rare earth and zinc coated products, were approximately $38.8 million, up 83.9% compared to approximately $21.1 million in the fourth quarter of 2012. Sales of plain surface PC strands were $1.8 million for the three months ended December 31, 2013, a decrease of $4.5 million compared to the prior year. The overall increase in revenue was primarily due to our using lower grade raw material for rare earth coated steel products, enabling us to compete on price. The decrease in sales of plain surface products was due to the Company's strategy to focus more on the sales of rare earth coated products.

Gross profit was unchanged at approximately $3.0 million. Gross margin was 7.3% in the fourth quarter of 2013, down from 11.1% in the fourth quarter of 2012. Gross margin was lower primarily due to lower unit pricing in the fourth quarter of 2013.

Selling expenses were reduced by 34% to $0.2 million due to lower transportation costs. General and administrative expenses were unchanged at approximately $1.1 million. Operating income was approximately $1.8 million, an increase of 3% from the same period a year ago.

Net income attributable to Ossen Innovation Co., Ltd. was $1.2 million in the fourth quarter of 2013 compared to $1.3 million in the year-ago period. Earnings per share were $0.06 versus $0.07 a year ago. The weighted average diluted shares outstanding were 19.9 million, unchanged from the year-ago period.

Twelve Months Ended December 31, 2013 Financial Results

Revenue for the twelve months ended December 31, 2013 was $113.9 million, down 7% from the same period a year ago. Sales of pre-stressed steel rare earth coated PC wires and PC strands were $90.6 million, an increase of $8.7 million, or 10.5% from the same period of 2012, primarily due to more favorable pricing compared to the Company's competitors due to lower raw material costs. Sales of zinc coated PC wires and PC strands were $10.0 million in 2013, a decrease of $0.7 million or 6% compared to the prior year, primarily due to overall low demand and high inventory in the marketplace. Sales of plain surface PC strands and PC wires were $11.9 million for the twelve months ended December 31, 2013, a decrease of $7.7 million compared to the prior year, primarily due to the Company's strategy to focus more on the sales of rare earth coated products.

Gross profit increased from $10.8 million to $11.5 million, a 7% year-over-year increase. Gross margin was 10.1%, up from 8.8% in the same period of 2012. Gross margin was higher as a result of a decrease in the average price of raw materials, partially offset by the decrease in the average unit price in 2013 compared to the prior year period.

Selling expenses were reduced by 32% to $0.6 million due to a decrease in total sales and lower transportation costs. General and administrative expenses were $3.5 million, down 12% compared to $4.0 million in the same period of 2012 due to a decrease in bad debt expense, partially offset by an increase in R&D expenses. Operating income was approximately $7.4 million, an increase of 25% from the same period a year ago.

Net income attributable to Ossen Innovation Co., Ltd. was $3.6 million in the twelve months ended December 31, 2013 compared to $2.4 million in the year-ago period. Earnings per share were $0.18 versus $0.12 a year ago. The weighted average diluted shares outstanding were 19.9 million, unchanged from the year-ago period.

Balance Sheet and Cash Flows

Ossen had approximately $32.9 million of cash and restricted cash as of December 31, 2013 compared to $27.4 million at December 31, 2012. Total accounts receivable on December 31, 2013 increased to $48.2 million from $45.7 million on December 31, 2012. The average accounts receivable days sales outstanding were 150 days for the full year 2013 compared to 140 days for the full year 2012. This increase was primarily due to delayed payments from customers as a result of conservative monetary policy maintained by the Chinese government and a temporary shortage of liquidity in the Chinese inter-bank market in mid-2013. The balance of prepayments to suppliers of raw materials was $50.6 million as of December 31, 2013, a decrease of $27.3 million compared with December 31, 2012. The decrease was mainly due to the Company receiving delivery of raw materials from suppliers during 2013. Accordingly, inventories increased from $9.8 million at December 31, 2012 to $18.8 million at December 31, 2013. Total working capital was $85.7 million at December 31, 2013.

The Company generated positive cash flows from operations of $10.0 million for the twelve months ended December 31, 2013 as compared to $8.8 million of outflows for the same period of 2012. The primary reasons for the increase in cash generated in operations were an increase in net income and a decrease in advances to suppliers in 2013, partially offset by higher inventories and accounts receivable.

Cash provided by investing activities was $8.1 million in 2013, as compared to $0.03 million of net cash used in investing activities in 2012. The increase in cash provided by investing activities was the result of an $8.1 million withdrawal for prepayment for expansion plan related equipment.

Cash flow used by financing activities was $22.1 million for the twelve months ended December 31, 2013 as compared to cash flow provided by financing activities of $8.2 million for the same period of 2012. The primary reasons for the increase in cash used by financing activities were increases in repayments of long-term bank loans and notes payable and a decrease in proceeds from short-term bank loans due to the Chinese government's prudent monetary policy, partially offset by an increase in proceeds from notes payable.

Business Updates and Outlook

Ossen believes that the Chinese central government will continue to fund new infrastructure projects. While Ossen does not believe that the Chinese government will initiate another large scale, comprehensive capital injection, the Company believes that infrastructure spending will be selectively targeted at developing regions in Central or Western China. Furthermore, Ossen expects continued spending by local governments on regional infrastructure development, all of which should create additional bidding opportunities for the Company in 2014 and beyond.

Although China's economic growth slowed in recent years, there is still much room for growth in China's infrastructure construction, especially in West China. We believe that 200 new bridges will be built on dozens of rivers in the PRC, in addition to projects to reinforce or extend existing bridges in China. The China National Nuclear Industry Group has estimated that the PRC government will invest approximately $60 billion by 2020 for nuclear power construction, which would require approximately two million tons of prestressed materials. Further, the ongoing building of a large number of rural roads, highways and buildings should continue to generate significant demands for prestressed materials.

We believe that our industry will grow significantly for at least the next ten years, subject to improvement in the PRC economy and government intervention in the infrastructure industry. Specifically, we expect the market for premium rare earth coated products, including rare earth coated prestressed PC strands and PC wires, which are used primarily in the construction of bridges, to grow in the PRC during this period. We expect the market of zinc-aluminum coated prestressed steel products will be used widely on large bridges in next 10 years because large bridges require longer lasting materials and the anti-corrosion property of zinc-aluminum coated products is 10 times stronger than traditional zinc coated products.

We saw improvements in the fourth quarter of 2013 and are optimistic that conditions will continue to improve going forward. Specifically:

•	In October 2013, we were awarded a Japanese Industrial Standards (JIS) certificate. This certification allows us to sell our SWPR7BL prestressed concrete strands in Japan. Thus far, we have exported two shipments of plain surface products to Japan and plan to increase our selling efforts into Japan, a market with high barriers to entry.
•	In October 2013, we were awarded a contract to supply 15,000 tons of plain surface steel strands to a construction company responsible for building the new Jiujiang express loop highway in Jiujiang City, Jiangxi Province, China. We began delivery of these plain surface steel strands in the first quarter of 2014.
•	In November 2013, we were awarded two contracts to supply plain surface steel strands for new infrastructure projects in Anhui Province. We began delivery of these plain surface steel strands for use in the construction of a new highway and a highway bridge in the first quarter of 2014.

Our capacity expansion to add 30,000 tons of annual production capacity for rare earth coated products was further delayed in 2013 due to an extended unfavorable business climate in China. We intend to execute our expansion plan once the market for our products stabilizes. In addition, we envision that our planned expansion would include a new type of product, rare earth zinc-aluminum alloy coated wires and strands, pending the outcome of our ongoing research and development activities.

Finally, several major bridges and infrastructure projects will commence construction in 2014 and 2015. Most of these projects will require higher strength PC wires and PC strands and we expect the demand of our higher strength rare earth coated PC wires and PC strands will benefit from these approved projects. Ossen expects Q1 2014 sales and net income will be higher than the first quarter of 2013 and the Company remains optimistic regarding full year 2014 results, provided that the industry is not impeded by the problems it encountered in the past, and barring any significant slowdown in Chinese economic growth or shortages of liquidity among Chinese banks.

Conference Call

To attend the call, please use the information below for either dial-in access or webcast access. When prompted on dial-in, ask for "Ossen Innovation Fourth Quarter and Full Year 2013 Conference Call" or be prepared to utilize the conference ID.

Conference Call	Ossen Innovation Fourth Quarter and Full Year 2013 Conference Call
Date:	Wednesday, April 30, 2014
Time:	8:30 am Eastern Time, US
Conference Line Dial-In (U.S.):	+1-845-675-0437
International Toll Free:	United States: +1-866-519-4004 China, Domestic Mobile: 4006208038 China, Domestic: 8008190121
Conference ID:	33446222

Please dial in at least 10 minutes before the call to ensure timely participation. A playback will be available through May 8, 2014. To listen, please call +1-855-452-5696 within the United States or +1-646-254-3697 if calling internationally. Utilize the pass code 33446222 for the replay.

This call is being webcast and can be accessed by clicking on this link: http://edge.media-server.com/m/p/6awzsdds/lan/en

About Ossen Innovation Co., Ltd.

Ossen Innovation Co., Ltd. manufactures and sells a wide variety of plain surface pre-stressed steel materials and rare earth coated and zinc coated pre-stressed steel materials. The Company's products are mainly used in the construction of bridges, as well as in highways and other infrastructure projects. Ossen has two manufacturing facilities located in Maanshan, Anhui Province, and Jiujiang, Jiangxi Province.

Safe Harbor Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks outlined in the Company's public filings with the Securities and Exchange Commission, including the Company's annual report on Form 20-F, as amended. All information provided in this press release is as of the date hereof. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For more information, please contact:

Ossen Innovation Co., Ltd.
Feng Peng, Chief Financial Officer
Email: feng.peng@ossencorp.com
Phone: +86 (21) 6888-8886
Web: www.osseninnovation.com

Investor Relations
FCC Group LLC
Phone: +1-347-850-7098
Email: ir@ossencorp.com

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2013 AND 2012

	December 31,
	2013	2012
ASSETS
Current assets
Cash and cash equivalents	$1,139,450	$1,996,764
Restricted cash	31,783,670	25,407,499
Note receivable-bank acceptance note	2,421,581	394,079
Accounts receivable, net of allowance for doubtful accounts of $1,336,177 and $1,277,091 at December 31, 2013 and 2012, respectively	48,200,076	45,734,381
Inventories	18,750,770	9,807,044
Advance to suppliers	50,614,815	77,948,496
Other current assets	3,447,886	1,904,626
Notes receivable from related party – bank acceptance notes	12,915,099	1,830,208
Total current assets	169,273,347	165,023,097
Property, plant and equipment, net	8,458,121	9,707,587
Land use rights, net	4,297,849	4,317,669
Prepayment for plant and equipment	-	7,933,361
TOTAL ASSETS	$182,029,317	$186,981,714

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Notes payable-bank acceptance notes	$50,990,427	$36,933,710
Short-term bank loans	27,283,147	50,679,026
Long term bank loans – current portion	-	4,438,386
Accounts payables	503,944	572,305
Customer deposits	2,908,271	384,602
Taxes payable	232,541	391,353
Other payables and accrued liabilities	1,549,748	805,196
Due to related party	16,911	-
Due to shareholder	50,000	-
Total current liabilities	83,534,989	94,204,578
TOTAL LIABILITIES	83,534,989	94,204,578

EQUITY
Shareholders' Equity
Ordinary shares, $0.01 par value: 100,000,000 shares authorized; 20,000,000 shares issued; 19,901,959 shares outstanding as of December 31, 2013 and 2012, respectively	200,000	200,000
Additional paid-in capital	33,971,455	33,971,455
Statutory reserve	4,615,699	4,179,027
Retained earnings	41,518,259	38,311,527
Treasury stock, at cost: 98,041 shares as of December 31, 2013 and 2012, respectively	(96,608)	(96,608)
Accumulated other comprehensive income	7,646,562	5,999,214
TOTAL SHAREHOLDERS' EQUITY	87,855,367	82,564,615
Non-controlling interest	10,638,961	10,212,521
TOTAL EQUITY	98,494,328	92,777,136
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$182,029,317	$186,981,714

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

	Year Ended December 31,
	2013	2012	2011

REVEUNUES	$113,891,989	$122,397,886	$118,616,971
COST OF GOODS SOLD	102,353,957	111,611,457	96,588,172
GROSS PROFIT	11,538,032	10,786,429	22,028,799
Selling expenses	625,500	917,074	1,216,504
General and administrative expenses	3,485,118	3,950,934	2,747,514
Total Operating Expenses	4,110,618	4,868,008	3,964,018

INCOME FROM OPERATIONS	7,427,414	5,918,421	18,064,781
Financial expenses, net	(2,696,966)	(3,556,045)	(3,480,766)
Other income, net	558,426	911,430	609,666
INCOME BEFORE INCOME TAX	5,288,874	3,273,806	15,193,681
INCOME TAX	(1,219,030)	(557,428)	(2,139,029)
NET INCOME	4,069,844	2,716,378	13,054,652
LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTEREST	426,440	335,099	1,506,947
NET INCOME ATTRIBUTABLE TO OSSEN INNOVATION CO.,LTD AND SUBSIDIARIES	3,643,404	2,381,279	11,547,705

OTHER COMPREHENSIVE INCOME
Foreign currency translation gain	1,647,348	703,573	3,102,645
TOTAL OTHER COMPREHENSIVE INCOME	1,647,348	703,573	3,102,645
COMPREHENSIVE INCOME	$5,290,752	$3,084,852	$14,650,350

EARNINGS PER ORDINARY SHARE
Basic and diluted	$0.18	$0.12	$0.58
WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING
Basic and diluted	19,901,959	19,942,333	20,000,000

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

	Total Ossen Innovation Co., Ltd. Shareholders' Equity
	Ordinary Shares		Additional Paid-in			Accumulated Other		Retained	Non Controlling	Total
	$0.01 Par Value		Capital	Treasury stock		Comprehensive Income	Statutory Reserve	Earnings	Interest
	Shares	Amount		Shares	Amount
Balance at January 1, 2011	20,000,000	200,000	33,338,096	-	-	2,192,996	2,674,457	25,887,113	8,370,475	72,663,137
Net income	-	-	-	-	-	-	-	11,547,705	1,506,947	13,054,652
Transfer to statutory reserve	-	-	-	-	-	-	1,210,351	(1,210,351)	-	-
Share-based compensation to employee	-	-	105,605	-	-	-	-	-	-	105,605
IPO expense compensation	-	-	440,955	-	-	-	-	-	-	440,955
Foreign currency translation adjustment	-	-	-	-	-	3,102,645	-	-	-	3,102,645
Balance at December 31, 2011	20,000,000	200,000	33,884,656	-	-	5,295,641	3,884,808	36,224,467	9,877,422	89,366,994
Net income	-	-	-	-	-	-	-	2,381,279	335,099	2,716,378
Transfer to statutory reserve	-	-	-	-	-	-	294,219	(294,219)	-	-
Common shares repurchase	-	-	-	(98,041)	(96,608)	-	-	-	-	(96,608)
Share-based compensation to employee	-	-	86,799	-	-	-	-	-	-	86,799
Foreign currency translation adjustment	-	-	-	-	-	703,573		-	-	703,573
Balance at December 31, 2012	20,000,000	200,000	33,971,455	(98,041)	(96,608)	5,999,214	$4,179,027	38,311,527	$10,212,521	92,777,136
Net income	-	-	-	-	-	-	-	3,643,404	426,440	4,069,844
Transfer to statutory reserve	-	-	-	-	-	-	436,672	(436,672)	-	-
Foreign currency translation adjustment	-	-	-	-	-	1,647,348		-	-	1,647,348
Balance at December 31, 2013	20,000,000	$200,000	$33,971,455	(98,041)	$(96,608)	$7,646,562	$4,615,699	$41,518,259	$10,638,961	$98,494,328

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

	Year Ended December 31,
	2013	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$4,069,844	$2,716,378	$13,054,652
Adjustments to reconcile net income to net cash provided by/ (used in) operating activities:
Depreciation and amortization	1,564,973	1,601,197	2,007,263
Share-based compensation expense	-	86,799	105,605
Changes in operating assets and liabilities:
(Increase) Decrease In:
Accounts receivable	(2,465,695)	2,315,342	(34,717,230)
Inventories	(8,943,726)	7,415,620	10,727,118
Advance to suppliers	27,333,681	(36,557,323)	(16,318,824)
Other current assets	(1,543,260)	4,590,616	(3,151,939)
Notes receivable - bank acceptance notes	(2,027,502)	10,457,537	6,785,312
Notes receivable from related party - bank acceptance notes	(11,084,891)	(1,830,208)	3,024,895
Account receivable from related party	-	20,799	686,688
Increase (Decrease) In:
Accounts payable	(68,361)	(376,169)	(1,545,190)
Customer deposits	2,523,669	(75,312)	(373,853)
Income tax payable	(158,812)	386,561	(657,793)
Other payables and accrued expenses	744,552	480,773	229,913
Due to related party	16,911	-	-
Due to shareholder	50,000	-	-
Net cash provided by (used in) operating activities	10,011,383	(8,767,390)	(20,143,383)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of plant and equipment	(16,361)	(32,856)	(156,288)
Withdraw (Prepayment) for purchases of plant and equipment	8,071,937	(1,584)	(5,941)
Disposal of property, plant and equipment	-	1,458	-
Net cash provided by (used in) investing activities	8,055,576	(32,982)	(162,229)

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase in restricted cash	(6,376,171)	(5,642,598)	(5,965,883)
Proceeds from short-term bank loans	41,531,691	68,716,602	75,184,567
Repayments of short-term bank loans	(66,189,540)	(66,384,299)	(65,543,772)
Proceeds from long-term bank loans	-	-	4,718,094
Repayments of long-term bank loans	(4,581,002)	(316,877)	-
Proceeds from notes payable-bank acceptance notes	98,467,000	76,842,639	50,433,168
Repayment of notes payable-bank acceptance notes	(84,912,143)	(64,959,757)	(51,598,637)
Repurchase of common share	-	(96,608)	-
IPO compensation	-	-	440,955
Net cash provided by (used in) financing activities	(22,060,165)	8,159,102	7,668,492

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(3,993,206)	(641,270)	(12,637,120)
Effect of exchange rate changes on cash	3,135,892	1,069,773	1,882,399
Cash and cash equivalents at beginning of period	1,996,764	1,568,261	12,322,982
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$1,139,450	$1,996,764	$1,568,261

SUPPLEMENTARY CASH FLOW INFORMATION
Cash paid during the periods:
Income taxes paid	$1,095,357	$310,355	$2,863,026
Interest paid	$2,865,902	$3,676,992	$2,998,929
Non-cash transactions:
Appropriation to statutory reserve	$436,672	$294,219	$1,210,351